WPT ENTERPRISES, INC.

5700 WILSHIRE BOULEVARD, SUITE 350

LOS ANGELES, CA 90036

September 23, 2009

VIA Federal Express and Edgar

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Lauren Nguyen

Re:	WPT Enterprises, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed: September 1, 2009 File No. 000-50848

Dear Mrs. Nguyen:

WPT Enterprises, Inc. (the “Company”) submits this letter in response to the comment letter from the U.S. Securities and Exchange Commission (the “SEC”), dated September 16, 2009 (the “Comment Letter”) relating to the Proxy Statement on Schedule 14A filed by the Company on September 1, 2009 with the SEC (the “Proxy Statement”). For your convenience, we have set forth below each of the numbered comments from the Comment Letter, followed by the Company’s response.

The Company is filing revised preliminary proxy materials along with this letter which reflect the changes described herein.  In addition to the EDGAR filing, we are delivering a hard copy of this letter along with a courtesy copy of the revised preliminary proxy statement marked to indicate changes from the version filed on September 1, 2009.

General

1.              SEC Comment:   Please provide us with an analysis of why this asset sale does not constitute the first step in a series of transactions likely to result in you going private.  While you state on page 3 that you do not intend to go private, you state that you may repurchase blocks of your common stock in private transactions from your proceeds.  Please explain.

Company Response:  We have revised page 3 of the Proxy Statement to indicate that the Company does not intend to repurchase any blocks of common stock in private transactions at this time.  As indicated in the Proxy Statement, the Company intends to acquire or develop another business using the proceeds from the asset sale and its cash and investments that will be retained pursuant to the transaction.  The Company does not intend to go private or terminate its Securities Exchange Act of 1934 reporting obligations.

The Proxy Statement indicates that the Company could use proceeds from the asset sale to repurchase blocks of common stock in private transactions.  However, the Company does not intend for any such repurchase to negatively impact the Company’s status as a publicly traded company or the Company’s efforts to acquire another business.  The Company did not anticipate that a repurchase of common stock could potentially be perceived as the first step in a transaction designed to go private and will carefully consider this issue if the Company’s considers undertaking any such repurchase in the future.

The Asset Sale, page 27

2.               SEC Comment:  We note that you explored transactions with alternative parties.  Please revise here and throughout the proxy to clarify why you chose Peerless Media Ltd.’s offer over the alternatives.  Include disclosure of how your financial analysis discussed on page 35 led you to conclude that Peerless’ offer was superior to the others, factoring in, at the least, the proposed $18 million purchase price with 4% of online gaming revenues and 5% of sponsorship and other revenues from Company I and the $1 million termination fee paid to Gamynia.  Also include disclosure of how you valued your assets in that analysis.

Company Response:  We have revised the description of the Board’s analysis of the offers from Peerless Media Ltd. (“Peerless Media” or “Buyer”), Gamynia Limited and Company I (as defined in the Proxy Statement) on page 35 of the Proxy Statement.

A primary factor involved in the Board’s financial analysis was the estimated value of the ongoing revenue participation offered by each bidder.  This analysis was based on the projected ability of each bidder to exploit the purchased assets and generate revenues.  Peerless Media is a subsidiary of PartyGaming, Plc, the world’s leading online gaming company that does not take bets in the United States.  PartyGaming, Plc has an integrated branding platform, secondary brands and alliances with blue chip companies.  PartyGaming, Plc controls approximately eight percent (8%) of the global market share of online poker player traffic.(1)  Poker is also the largest revenue generating segment of PartyGaming, Plc’s business.(2)  Due to its strategic position in the marketplace, the Company’s Board estimates that Peerless Media would be able to exploit the purchased assets and generate superior revenues, as compared to both Company I and Gamynia.

(1)          Indicated in the 2008 Annual Report of PartyGaming Plc and subject to the terms, conditions and qualifications described therein.

(2)          According to revenues reported in the 2008 Annual Report of PartyGaming Plc and subject to the terms, conditions and qualifications described therein.

The Board also considered a number of significant differences between the terms of the revenue participations under the various offers.  First, the revenue participation offered by Company I would last for only 5 years while the revenue participation offered by Peerless Media and Gamynia would continue without expiration.  Second, Peerless Media agreed that the future gaming and other revenue-based participation amount will be at least $3 million over the three year period following the close of the asset purchase agreement, or otherwise Peerless Media will make up the shortfall to $3 million at the end of the period.  The revenue participation offered by Company I did not contain an agreement regarding minimum revenues.  Third, Company I and Gamynia only offered a 4% participation with respect to online gaming revenues, as opposed to 5% offered by Peerless Media.

The Board also considered additional terms of the proposals including, among other things, the indemnification and guarantee being provided, if any.  The offers from Peerless Media and Gamynia included guarantees from certain affiliated entities and the Board analyzed the financial viability of such guarantors.  However, Company I’s offer did not contain any guarantee.  The transaction documents with Peerless Media are governed by California law and disputes thereunder would be settled by binding arbitration in California.  However, the transaction documents with Gamynia would be governed by English law and enforced in the courts of England.  The offer from Company I did not specify the governing law or method for dispute resolution.

The Board considered the estimated total financial consideration offered by each bidder by analyzing, among other things, the projected value of each revenue participation, the upfront cash payments (including the $18 million upfront payment offered by Company I) and the $1 million termination fee that would be owed to Gamynia.  After performing this financial analysis and considering the other factors described herein and in the Proxy Statement, the Board determined that Peerless Media’s offer was superior to the offers from Gamynia and Company I.

Interests of Management and the Board of Directors, page 51

3.               SEC Comment:  Please revise this section to explain your management structure following the closing of the asset sale compared to its current structure.  While we note the disclosure in the first full paragraph on page 37 that the only remaining officer after the asset sale will be your chief executive officer, you also state in the last sentence of the last bullet point on page 37 that the Buyer intends to “keep key management continuity with regards to existing businesses.” Please explain the inconsistency.

Company Response:  We have revised the Proxy Statement on page 51 to describe the management structure following the closing of the asset sale.  The Company’s only remaining employees after the close of the asset sale will be the Company’s current President and Chief Executive Officer Steve Lipscomb and a small number of support staff.

The statement on page 37 regarding “management continuity with regards to existing businesses” identified a factor that was considered by the Company during its consideration of the asset purchase agreement offered by Buyer.  This factor was only considered with respect to the limited time period which occurs following the execution of the asset purchase agreement and prior to closing the transaction.  The Company considered whether, during this period, the Company would be able to effectively manage its operations, maintain its business relationships and honor its contractual commitments.  This language was not intended to reference the role or continuity of management after the closing of the asset sale.

The Company acknowledges that, in connection with the filing of the Proxy Statement and our responses to the Company Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement; (ii) staff comment or changes in disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (323) 330-9900 or Joshua B. Grode, Esq. with Liner Grode Stein Yankelevitz Sunshine Regenstreif & Taylor LLP at (310) 500-3500.

Very truly yours,

WPT ENTERPRISES, INC.

By:	/s/ Steve Lipscomb
Steve Lipscomb, President and CEO